UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                  SpectRx, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    847635109
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 847635109                   SCHEDULE 13G             Page 2 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           823,340
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             0
    OWNED BY         -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                823,340
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           0
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      823,340
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP No. 847635109                   SCHEDULE 13G             Page 3 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SDS Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             823,340
    OWNED BY         -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                0
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           823,340
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      823,340
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP No. 847635109                   SCHEDULE 13G             Page 4 of 9 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mr. Steven Derby
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
    NUMBER OF        6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY             823,340
    OWNED BY         -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                0
      WITH           -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           823,340
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      823,340
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 847635109                   SCHEDULE 13G             Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

            SpectRx, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4955 Avalon Ridge Pkwy., Suite 300
            Norcross, Georgia 30071

Item 2(a).  Name of Person Filing.
Item 2(b).  Address of Principal Business Office or, if None, Residence.
Item 2(c).  Citizenship.

            SDS Capital Group SPC, Ltd. (the "Reporting Person")
            Ogier & Boxalls
            Queensgate House
            113 South Church Street
            P.O. Box 1234GT
            Grand Cayman
            Cayman Islands
            Cayman Islands Corporation

            SDS Management, LLC (the "Investment Manager")
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT 06870
            Delaware limited liability company

            Mr. Steven Derby ("Mr. Derby")
            Sole Managing Member of the Investment Manager
            53 Forest Avenue, 2nd Floor
            Old Greenwich, CT 06870
            United States citizen

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

            847635109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not Applicable

CUSIP No. 847635109                   SCHEDULE 13G             Page 6 of 9 Pages

Item 4.     Ownership.

            The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1 as of December 31, 2004:

            1.    The Reporting Person.

            (a)   Amount beneficially owned: 823,340 shares of Common Stock (2)

            (b)   Percent of Class: 7.0%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:
                        823,340

                  (ii)  shared power to vote or direct the vote:
                        0

                  (iii) sole power to dispose or direct the disposition of:
                        823,340

                  (iv)  shared power to dispose or direct the disposition of:
                        0

                  (2) Includes 166,670 shares issuable upon the conversion of Series A Convertible Preferred Stock and 166,670 shares issuable upon the exercise of warrants issued in connection with a financing which closed on March 26, 2004.

            2.    The Investment Manager - same as Mr. Derby, see below.

            3.    Mr. Derby.

            (a)   Amount beneficially owned: 823,340 shares of Common Stock

            (b)   Percent of Class:7.0%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or direct the vote:
                        0

                  (ii)  shared power to vote or direct the vote:
                        823,340

                  (iii) sole power to dispose or direct the disposition of:
                        0

                  (iv)  shared power to dispose or direct the disposition of:
                        823,340

CUSIP No. 847635109                   SCHEDULE 13G             Page 7 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10. Certification.

            Certification pursuant to ss.240.13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 847635109                   SCHEDULE 13G             Page 8 of 9 Pages

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: February 14, 2005

                                                  SDS CAPITAL GROUP SPC, LTD.
                                                  By: SDS Management, LLC,
                                                      its Investment Manager

                                                  By: /s/Steven Derby
                                                     ---------------------------
                                                     Name: Steven Derby
                                                     Title: Managing Member


                                                  SDS MANAGEMENT, LLC

                                                  By: /s/Steven Derby
                                                     ---------------------------
                                                     Name: Steven Derby
                                                     Title: Managing Member

                                                      /s/Steven Derby
                                                  ------------------------------
                                                         Steven Derby

CUSIP No. 847635109                   SCHEDULE 13G             Page 9 of 9 Pages

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

      This Agreement is filed as an exhibit to this Amendment No. 1 to Schedule 13G being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13G to which this Agreement is attached is filed on behalf of the below-named companies and individuals, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

      Dated: February 14, 2005

                                              SDS CAPITAL GROUP SPC, LTD.
                                              By: SDS Management, LLC,
                                                  its Investment Manager

                                              By: /s/Steven Derby
                                                  ------------------------------
                                                  Name: Steven Derby
                                                  Title:   Managing Member


                                              SDS MANAGEMENT, LLC

                                              By: /s/Steven Derby
                                                  ------------------------------
                                                  Name:  Steven Derby
                                                  Title: Managing Member

                                                       /s/Steven Derby
                                              ----------------------------------
                                                          Steven Derby